United States securities and exchange commission logo





                             March 29, 2024

       Gary A. Vecchiarelli
       Chief Financial Officer
       CleanSpark, Inc.
       10624 S. Eastern Ave.
       Suite A - 638
       Henderson, NV 89052

                                                        Re: CleanSpark, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2023
                                                            Response Letter
dated January 24, 2024
                                                            File No. 001-39187

       Dear Gary A. Vecchiarelli:

              We have reviewed your January 24, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18,
       2023 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       General

   1. Refer to your response to comment 3. Please revise your breakeven analysis to reflect mining equipment costs,
including any financing costs, as it appears that the cost of purchasing mining
equipment is a substantial expense that will impact the success of your mining operations. For
example, we note your disclosure in your January 8, 2024 Current
                                                        Report on Form 8-K
regarding your January 6, 2024 agreement with Bitmain
                                                        Technologies Delaware
Limited in which you purchased 160,000 miners for a net
                                                        purchase price of $193
million as well as a $32 million option that allows you to purchase up to an additional
100,000 miners for $320 million. We also note your disclosure in your
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
             Inc.
Comapany
March      NameCleanSpark, Inc.
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
         risk factors section on pages 26 and 27 regarding the substantial capital investment of acquiring miners and the risk to your business of the increase of mining equipment costs.
Form 10-Q for the Quarterly Period Ended December 31, 2023

Note 2. Summary of Significant Accounting Policies
Revenue from Contracts with Customers - Revenue from Bitcoin Mining, page F-11

2. We acknowledge your response to prior comment 6. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under ASC 606:
             You told us that as the contracts are terminable at any time without penalty, the contract term is shorter than a 24-hour period, is continuously renewed, and that you would revise your disclosure accordingly. We note that your disclosure continues to refer to a daily contract and the contract arises at the point that you provide computing power to the mining pool operator, which is the beginning of the contract day at midnight UTC (contract inception). The disclosure is not consistent with your response. Tell us your consideration of disclosing that your enforceable right to compensation only begins when, and continues as long as, you provide hash computation services to the mining pools, you have determined that the duration of the contract is less than 24 hours and the contract continuously renews throughout the day.
             Tell us your consideration of disclosing that the services you provide are an output of your ordinary activities.
             You told us that the option to renew does not represent a material right. Tell us your consideration of disclosing that you have determined that the
mining pool operator   s
              (i.e., the customer's) renewal option is not a material right as the terms, conditions, and compensation amounts are at then market rates.
             You disclose that you have a single performance obligation (i.e., computing power or hashrate) for the contract and you contribute hash computation computing power. You told us you believe your performance obligation is based on the speed at which you perform hash computations. Please address the
following:
                 o Clarify for us the nature of the services you provide and tell us whether or not you perform hash calculations for the pool operators. In this regard, we understand that you run software from the pool operator that constructs block header candidates and performs hash computations on behalf of the pool operator.
                 o If you do perform hash calculations for the pool operators, tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, make corresponding revision to your accounting policy and related disclosures throughout your filing. In this regard, although the payment formula under your contract may refer to speed (i.e., hashrate), payment is based on valid shares submitted which is a proxy for hashes performed over time. We further note that
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
             Inc.
Comapany
March      NameCleanSpark, Inc.
       29, 2024
March3 29, 2024 Page 3
Page
FirstName LastName
                    only hashes have value to your customer (either as the solution to the next block or that the individual hash is not the solution), that your contract has no minimum requirements and therefore that your customer effectively contracts for as many hashes as you elect to provide.
                With respect to the variability associated with the block reward portion of the consideration receivable, address how the block reward portion of the consideration cannot be reasonably estimated (and should be fully constrained) if network difficulty changes about every two weeks, block rewards change about every four years, and contract duration is less than a day. In this regard, it appears for FPPS contracts that the only variable at contract inception for the block reward portion is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable. Tell us whether it is correct that the uncertainties in the FPPS variables no longer exist at 23:59:59 UTC irrespective of the timing of your receipt of confirmation of the bitcoin you will receive or your actual receipt of such bitcoin.
                With respect to your disclosure regarding each component of your consideration, since it appears that the total transaction fee is based on only three components (network block subsidies, network transaction fees, and pool operating fees), tell us why you include network difficulty as a component.
                Please revise the accounting policy statements that refer to the date "earned" to consider removing that phrase and placing it in a more appropriate context to describe when you measure the noncash consideration and how the measurement date relates to both the date of contract inception and the date you transfer control of the service under the contract.
                In your response you indicate that you measure noncash consideration using the end of the day spot price based on the date where computing power was provided.
              Additionally, you state that your measurement price may differ from the contract inception price which would occur throughout the day. Please clarify for us whether the date where computing power is provided is the same as the date of contract inception for all contracts each day, noting your conclusion that contracts continuously renew and are less than 24 hours. To the extent these dates are in fact the same, please revise your disclosure to state, if true, that you measure noncash consideration using the end of day spot price on the date of contract inception.
Note 5. Bitcoin, page F-20

3.       Please respond to the following:
             You disclose that the carrying basis represents the valuation of bitcoin at the time you earn the bitcoin through mining activities. To prevent confusion, please revise future filings to refer to the cost basis of the bitcoin since carrying amount is defined in the FASB Mater Glossary as the amount of an item as displayed in the financial statements. Refer to ASC 350-60-50-1.
             In future filings, clarify, if true, that the line item Carrying basis - per bitcoin is an average value.
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
             Inc.
Comapany
March      NameCleanSpark, Inc.
       29, 2024
March4 29, 2024 Page 4
Page
FirstName LastName
                On page F-16, you disclose that the line item Gain on fair value of bitcoin, net includes both unrealized changes in the fair value of your bitcoin from remeasurement and realized gains and losses from sales of bitcoin which are measured as the difference between the cash proceeds and the carrying basis of bitcoin as determined on a FIFO basis. In this note, you disclose that the carrying basis represents the valuation of bitcoin at the time you earn the bitcoin through mining activities. Since your bitcoin are remeasured to fair value, tell us why you calculate realized gains and losses using the value of the bitcoin on the date mined and not the carrying value as included in your statement of financial position.
                We note your adoption of ASC 350-60 as of October 1, 2023 and your disclosure of units, cost and fair value per ASC 350-60-50-1 on page F-20. As you adopted this guidance in an interim period, please update your future forms 10-Q in the year of adoption to also include the annual period crypto asset holding disclosures in ASC
              Topic 350-60-50.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 6

4. You disclose on page 7 that the carrying value of each bitcoin you held at the end of
         December 31, 2023 and each subsequent reporting period reflects the price of one bitcoin quoted on the active exchange at the end of the reporting period. We note that there is more than one active exchange for bitcoin and you disclose on page F-16 that the fair value of bitcoin is measured using the period-end closing bitcoin price from your principal market, Coinbase. In future filings, please revise your disclosure to be consistent.
Liquidity and Capital Resources
Operating Activities, page 15

5. You disclose that your operating activities from continuing operations for the three months ended December 31, 2023 included operating cash inflows for depreciation and amortization and stock based compensation and cash outflows for bitcoin mining. We note that depreciation and amortization, stock based compensation, and bitcoin mining are not cash inflows or outflows but noncash adjustments to reconcile net income to net cash used in operating activities. Please revise your disclosure in future filings to clarify.
Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 16

6. You disclose that you account for your bitcoin holdings as indefinite lived intangible assets and record impairment charges whenever the carrying value of bitcoin holdings on the balance sheet exceeds their fair market value. It appears that you did not update the disclosure in this section to reflect your adoption of ASU 2023-08. As you adopted this guidance in an interim period, please update your future forms 10-Q in the year of adoption to also include the annual period crypto asset holding disclosures in ASC Topic
         350-60-50.
 Gary A. Vecchiarelli
CleanSpark, Inc.
March 29, 2024
Page 5

       Please contact Kate Tillan at 202-551-3604 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameGary A. Vecchiarelli                 Sincerely,
Comapany NameCleanSpark, Inc.
                                                       Division of Corporation
Finance
March 29, 2024 Page 5                                  Office of Crypto Assets
FirstName LastName